SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Earnings Release

Investors Meetings:
May 11, 2005 at 8:30 a.m.
São Paulo

May 13, 2005 at 8:30 a.m.
Rio de Janeiro

Brazilian Conference Call:
May 6, 2005 at 9:30 a.m. US EST

International Conference Call:
May 6. 2005 at 11:30 a.m. US EST

Further information on the Company's website at www.braskem.com.br or by contacting the IR Team :

José Marcos Treiger
IRO
Tel: +5511 3443-9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel. +5511 3443-9744
luiz.valverde@braskem.com.br
Braskem’s Net Income Totals R$ 206 million in 1Q05
EBITDA Reaches R$688 million, with a margin of 22.4%

São Paulo, May 4, 2005 - BRASKEM S.A. (NYSE: BAK; BOVESPA: BRKM5; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today its results for the first quarter of 2005.
Results are stated in accordance with the Brazilian Corporate Law, except that the results presented herein are not in accordance with CVM Instruction 247 as they exclude the effects of proportional consolidation. The comments in this release refer to the consolidated earnings with all comparisons being made with the same period in 2004, except where otherwise indicated. The consolidated balance sheet and income statement have been reviewed by independent auditors and also reflect the elimination of the effects of CVM Instruction 247 (i.e., only those investments under Braskem’s direct management are consolidated, and Braskem’s stakes in Politeno Indústria e Comércio S.A. and COPESUL – Companhia Petroquímica do Sul are recognized via the equity accounting method). On March 31, 2005, the Brazilian Real/U.S. Dollar exchange rate was R$2.6662/U.S.$1.00.

1. Highlights
  The capacity increases implemented since 2004 together with higher capacity utilization rates as well as higher levels of operating efficiency and reliability in the first quarter of 2005 were the principal factors in Braskem recording substantial increases in its production volumes.
  Polyethylene production (PE) exhibited considerable growth of 19% in the first three months of 2005 compared to the same period in 2004, reflecting adequate operational continuity. In March 2005, a new record for polypropylene (PP) production was achieved, with 45,300 tons produced during that month. At the PVC Unit in the State of Bahia, the highlight was the monthly production of 19.6 thousand tons, a record for the past 28 months.
  Total sales volumes of PE and PP grew by 23% in the first quarter of 2005. Total sales volumes of PE and PP increased by 24% and 22%, respectively.
  From 2004 to 2005, international prices charged by producers of thermoplastic resins increased substantially. These price increases were primarily caused by a scenario in which there was reduced supply throughout the world while at the same time demand continued to increase in different regions globally.
  Braskem, in turn, was again very successful in the first quarter of 2005 in applying its sales policy and strategy of aligning its prices in the domestic market with international prices. In this manner, the Company achieved substantial increases in the prices of its resins PE, PP and PVC during the first three months of 2005 compared to the same period in 2004. In respect of PVC, the increase in domestic prices more than offset (in terms of revenue) a decrease in total sales volumes during the first quarter of 2005.
  As a result of its strategic flexibility between the domestic and export markets, high capacity utilization rates during the first quarter of 2005 and higher profitability from exports, Braskem achieved record results in the export markets. Net export revenue reached US$ 261 million in the first three months of 2005, a 96% increase compared to the US$ 133 million recorded during the same period in 2004, corresponding to 23% of the Company’s total revenue in the quarter.

  In addition, Braskem made significant progress in its operational excellence program called “Braskem +”. In the first three months of 2005, the Company obtained R$120 million in productivity gains on an annual and recurring basis, out of the R$170 million estimated for all of 2005. This is a good measure of the success and significant acceleration in the implementation of this program, as the target scheduled for the period was R$64 million, also on an annual and recurring basis.
  Braskem’s net revenue was R$ 3,075 million in the first quarter of 2005, a 44% increase compared to net revenue of R$ 2,141 million recorded during the first quarter of 2004.
  The average price of Naphtha in the ARA region (Amsterdam – Rotterdam – Antwerp) in the first quarter of 2005 was US$ 429/ton. This represented a 33% increase compared to the same period in 2004, when the average price was US$ 323/ ton. It is worth noting that the price of Naphtha reached its highest level historically in mid-March 2005, when it was priced at US$ 498/ton.
  Nevertheless, Braskem’s EBITDA reached R$ 688 million in the first quarter of 2005, a 30% increase compared to EBITDA of R$ 529 million recorded in the first quarter of 2004. This result reflects the excellence of Braskem’s business model, as well as the Company’s management strategy aimed at creating value through returns that are consistently higher than its cost of capital – and the maximization of the utilization of its operating assets.
  Net Amortization (amortized debt minus new contacted debt) during the first quarter of 2005 reached a total of R$500 million. Braskem’s net debt by the end of the first quarter of 2005 was R$ 3,448 million, an 11% decrease when compared to year-end 2004 (R$ 3,868 million).
  When expressed in U.S. dollars, Braskem’s net debt decreased by 13%, from US$ 1.5 billion during the first three months of 2005 to U.S.$ 1.3 billion. Braskem’s level of financial leverage, measured by the Net Debt/EBITDA ratio, decreased by 16% during the first www.braskem.com.brquarter of 2005, from 1.52 on December 31, 2004, to 1.27 on March 31, 2005.
  The new financings incurred by Braskem in the first quarter of 2005 were contracted at a substantially reduced cost of capital, positively affecting financial expenses during the quarter as well as reducing financial expenses through the end of 2005.
  Braskem’s net income reached R$ 206 million in the first quarter of 2005, increasing by 1,960% compared to the R$ 10 million recorded during the same period in 2004.

2. Operating Performance

During the first quarter of 2005, Braskem reported new levels of capacity utilization, achieving significant increases in its capacity utilization rates for PE and PVC, and maintaining the level of capacity utilization for the production of PP, taking into consideration the new production capacity of PP which includes an additional 100 thousand tons of capacity that has been available since the second half of 2004. This performance confirms the high quality operational level reached by Braskem, obtained through improvements in the operational reliability of its industrial units and through the efficient utilization of the new capacities, added recently and as of 2004. Within this context, Braskem plans to operate all its units at high levels of utilization rates throughout the full year of 2005.

Capacity Utilization Levels
(%)

* Considers additional production capacity of 100,000 tons/year available as of July 2004.

Braskem also recorded substantial increases in production and sales volumes of its main products in the first quarter of 2005.

Production Volume - tons	1Q05 (A)	1Q04 (B)	Change% (A)/(B)

Polyolefins Unit
. PE´s - Polyethylene	195,182	163,635	19
. PP - Polypropylene	123,976	113,049	10

Vinys Unit
. PVC - Polyvinyl Chloride	113,477	94,750	20
. Caustic Soda	125,157	105,143	19

Basic Petrochemical Unit
. Ethylene	295,679	223,271	32
. Propylene	138,563	111,325	24

Business Development Unit
. PET	17,653	17,441	1
. Caprolactam	13,295	12,607	5

Sales Volume - tons	1Q05 (A)	1Q04 (B)	Change% (A)/(B)

Polyolefins Unit
. PE’s - Polyethylene	203,835	164,660	24
. PP - Polypropylene	130,567	107,249	22

Vinys Unit
. PVC - Polyvinyl Chloride	95,576	108,811	(12)
. Caustic Soda	119,137	105,840	13

Basic Petrochemical Unit
. Ethylene*	290,968	212,982	37
. Propylene*	136,741	106,440	28

Business Development Unit
. PET	16,115	18,445	(13)
. Caprolactam	13,528	12,699	7

* Includes sales/transfers to Braskem’s other Business Units.

The Polyolefins Business Unit recorded a 15% increase in production in the first quarter of 2005 compared to the same period in 2004.

Its industrial units located in Triunfo that produce polypropylene (PP) already operate with an increased production capacity as a result of the debottlenecking investment made in the second half of 2004, which added a total of 100,000 tons of production capacity per year to these facilities. As a result, a new monthly record for PP production of 45,300 tons was achieved in March 2005. The operational continuity attained with new production rates was a fundamental factor in obtaining this new production level. It is also important to emphasyze that Polyethylene (PE) production increased by even more in the first quarter of 2005 (19%), compared to the same period in 2004.

In respect of commercial performance in the first quarter of 2005, the Polyolefins Business Unit also recorded important gains. Total sales volumes of PE and PP in the first quarter of 2005 increased by 23% compared to the same period in 2004.

Total sales of PE were primarily impacted by the growth of the retail, hygiene and cleaning sectors of the domestic market, as well as by increased exports. During the first quarter of 2005, Braskem Flexus®, a product designed for special structures used in high performance packaging in Brazil and Mercosur, also recorded a strong performance.

In respect of PP, the increase in total sales occurred primarily as a result of increased activity in the automobile and electro-electronic sectors in Brazil and of significant increases in Braskem’s sales to Mercosur. Also important were the results generated by the development and launching of new products with this resin for the Brazilian disposable plastics market.

It is also worth mentioning that Braskem increased its activities in the export markets [during the first quarter of 2005], with a significant growth in exports, especially of PE. In March 2005, Braskem recorded a new historical record in export volumes by the Polyolefins Business Unit.

In the Vinyls Business Unit, capacity utilization rates of its PVC plants continued to increase, reaching a new high of 97%. At the PVC Unit in the State of Bahia, the highlight was monthly production of 19.6 thousand tons, a record for the past 28 months. At the PVC Unit in the State of Alagoas, Braskem concluded the assembly of new industrial automation systems, which will provide a technological advantage compared to other process control systems, contributing to improve its operations and productivity. This project will be implemented in the PVC units in Camaçari and the Chloro Soda unit in Maceió by the end of 2005.

In respect of commercial performance, we highlight the performance of PVC, the prices of which increased significantly when compared to the same period in 2004, more than offsetting the decrease observed in total sales volumes when compared to the same period in 2004. The principal reason for this performance was a decrease in demand for this resin in the civil construction and the laminated products segments of the domestic market. In the laminated products segment, an increase in imports of final products has been observed in Brazil, motivated by the current foreign exchange rate levels.

Caustic soda reported an excellent commercial performance during the first quarter of 2005, with prices and volumes above those practiced in the first quarter of 2004, mainly pulled by the aluminum industry.

The Basic Petrochemicals Unit reported a capacity utilization rate of 94% in the first quarter of 2005, significantly above the 71% rate observed during the same period in 2004, when it conducted a scheduled maintenance and inspection stoppage of its Raw Materials Unit II. This utilization rate reflects the higher operating efficiency of the plants in this Unit and also enabled an important increase in production levels. It is also worth noting that Braskem achieved a new record for monthly production of butadiene in March 2005, when production totaled 15.7 thousand tons.

As part of Braskem’s strategy to reduce the consumption of natural resources, Braskem made investments designed to increase the efficiency of its utilization of water for processing, which will enable it to recycle 55m3/h of the water used in this unit and will reduce the amount of water that is consumed by 482 thousand m3/year, equal to the amount of water consumed by a city of nearly 10 thousand inhabitants.

In respect of the commercial performance of this important Unit, there has been a significant increase in the sales volumes of all basic petrochemicals (olefins and aromatics).

2.1 - Exports

Braskem has reaffirmed its policy to establish and maintain a long-term relationship with strategic clients in attractive markets. As a result of this practice, the Company recorded an excellent performance in the export markets in the first quarter of 2005, which resulted from the observed improvements in prices and margins obtained with its exports, combined with the increase in volume of sales destined to the international markets. Braskem’s net export revenue for the first quarter of 2005 totaled US$ 261 million, 96% higher than the US$ 133 million recorded in the same period in 2004.

2.2 – Business Competitiveness

With respect to business competitiveness, Braskem advanced with its operational excellence program called “Braskem +”. The implementation teams for this important program to improve business productivity achieved results considerably higher than those estimated for the first three months of 2005. Out of an estimated R$170 million in productivity gains on an annual and recurring basis planned for 2005, R$120 million have already been captured, or approximately 88% above the level of R$64 million expected for the first three months of 2005.

* On annualized and recurring basis

3. Financial and Economic Performance

3.1 - Net Revenue

Braskem recorded net revenue of R$3,075 million in the first quarter of 2005, 44% higher than the R$2,141 million recorded in the first quarter of 2004.

This significant increase in net revenue is primarily due to the pricing practiced by Braskem in the domestic market for thermoplastic resins (PE, PP and PVC) and basic petrochemicals (ethylene and propylene), in addition to the important contribution made by Braskem’s line of aromatics products.

Braskem’s sales policy is designed to maintain the alignment of the prices of its products with those prevailing in the international markets. In addition, Braskem’s sales strategy is designed to maximize the profitability of its business, as well as the return on Invested Capital.3.

3.2. Cost of Goods Sold (COGS)

During the first quarter of 2005, Braskem’s cost of goods sold (COGS) totaled R$2,319 million, which represented an increase of 46% compared to the COGS of R$1,585 million in the first quarter of 2004.

This increase was primarily a result of the price increase of petrochemical naphtha and Braskem’s increased sales volumes. The average price of petrochemical naphtha in the ARA (Amsterdam-Rotterdam-Antwerp) region was US$429/ton in the first quarter of 2005, which represented a 33% increase compared to US$323/ton recorded in the same period in 2004. It is worth mentioning that the price of naphtha reached its highest value historically in mid-March 2005, when it was priced at US$ 498/ton.

During the first quarter of 2005, Braskem acquired approximately 1.1 million tons of naphtha and petroleum condensate, out of which 706 thousand tons (64%) were purchased in the domestic market. The remaining 395 thousand tons (36%) were imported directly by the Company primarily from countries in North Africa.

Depreciation and amortization expenses during the first quarter of 2005 totaled R$92 million, an 18% increase compared to the R$78 million recorded in the first quarter of 2004. This increase was primarily due to the booking of amortization expenses associated with maintenance stoppages in the first quarter of 2004 at plants in the Polyolefins Business Unit and the Basic Petrochemicals Unit, the aggregate amount of which expenses was R$ 11 million.

3.3. Selling, General and Administrative Expenses (SG&A)

Braskem’s SG&A expenses when expressed as a percentage of net revenue were 5.5% in the first quarter of 2005, in line with 5.4% recorded during the same 2004 period. This level of expenses also represents a significant improvement in comparison to the 7.5% of net revenues in SG&A recorded in the 4th.Quarter of 2004.

In absolute terms, SG&A expenses totaled R$ 167 million in the first quarter of 2005, compared to R$ 115 million in same period in 2004. This increase mainly resulted from the following factors: (i) an increase in variable expenses associated with the increase in sales volumes; (ii) an increase in the provision for doubtful accounts (PDA) that also was associated with the increase in sales volumes and, in addition, the application of Braskem’s Credit Policy that requires the Company to establish a provision in an aggregate amount of 0.3% of the value of gross sales invoices; and (iii) the creation of a provision for profit sharing.

3.4. Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$97 million in the first quarter of 2005, a 38% increase compared to the R$71 million recorded in the same period in 2004. This increase resulted primarily from the following factors: (i) the non-recurring impact resulting from the amortization of attorney’s fees related to judicial proceedings, in the amount of R$ 15 million; and (ii) amortization of fees and expenses related to structured finance transactions, which occurred after the first quarter of 2004, in the amount of R$ 5.6 million.

3.5. EBITDA: US$258 million is a quarterly record in U.S. Dollars

Braskem’s EBITDA reached R$ 688 million in the first quarter of 2005, 30% higher than the R$529 million in EBITDA recorded in the first quarter of 2004. When expressed in US Dollars, Braskem’s EBITDA reached US$258 Million, the highest EBITDA level recorded in a single quarter ever achieved by the Company, since its creation in August, 2002.

This result reflects the excellence of Braskem’s business model, as well as the Company’s management strategy to create value through returns that are consistently higher than its cost of capital and the maximization of the utilization of its operating assets.

The graphs below show the consistency and sustainability of the results of operations obtained by Braskem, confirmed by the growth of EBITDA on a quarterly basis, both in Brazilian Reais and in U.S. Dollars.

3.6. Investments in Subsidiaries and Associated Companies

Excluding the effects of the amortization of goodwill primarily arising from its investments in Copesul, Politeno and Polialden, Braskem recorded net income of R$79 million from its investments in subsidiaries and associated companies in the first quarter of 2005, 55% higher than the R$ 51 million recorded in the first quarter of 2004.

(R$ thousand)
Investments in Subsidiaries and Associated Companies	1T05	1T04

Subsidiaries - Equity Method	(5,096)	(694)
Associated Companies - Equity Method	88,854	52,089
. Copesul	63,923	38,727
. Politeno	13,112	8,316
. Petroflex	10,522	4,099
. Others	1,298	946
Exchange Variation	(5,635)	(1,111)
Others	462	845

Subtotal (before amortization)	78,585	51,129
Goodwill Amortization	(37,924)	(38,186)

TOTAL	40,662	12,943

This positive result reflects the continuing performance of Braskem’s principal subsidiaries, Copesul, Politeno and Petroflex, taking into consideration its percentage interest in the capital stock of these companies (29.5%, 34% and 20%, respectively) on March 31, 2005. The principal indicators of the results of these companies are shown below:

Principal Subsidiaries R$ million, otherwise when indicated	Copesul	Politeno	Petroflex
Net Revenue	1,509	309	378

EBITDA	360	47	84

EBITDA Margin (%)	23.8	15.4	22.3

Net Income (Loss)	198	28	84

3.7. Net Financial Result

Excluding the effects of monetary and exchange rate variations, Braskem’s net financial result in the first quarter of 2005 was an expense of R$178 million, compared to an expense of R$233 million recorded in the same period in 2004. When comparing the first quarter of 2005 with the results of the last quarter of 2004, when Braskem recorded an expense of R$ 187 million, there was a 5% decrease, i.e., R$ 9 million.

The improved financial result is mainly observed in the provision for interest expenses, reflecting an effective reduction in the amount of consolidated debt, particularly in respect of more costly debt agreements and the reduction of the Company’s cost of capital. Financial expenses related to interest and obligations to vendors decreased significantly, from R$186 million in the first quarter of 2004 to R$136 million in December 2004, reaching R$ 123 million by the end of the first quarter of 2005.

(R$ million)
	1Q05	4Q04	1Q04
Financial Expenses	(284)	73	(414)
Interest / Vendor	(123)	(136)	(186)
Monetary Restatement	(53)	(100)	(96)
F/X on Liabilities	(25)	407	(77)
CPMF/IOF/Income Tax/Banking Expenses	(25)	(40)	(23)
Other	(59)	(58)	(32)
Financial Revenue	40	(133)	45
Interest	28	47	8
Monetary Restatement	4	2	36
F/X on Assets	8	(182)	2

Net Financial Result	(244)	(60)	(368)

The first quarter of 2005 net financial result – excluding the effects of monetary and exchange rate variations – presented a substantial improvement - corresponding to R$55 Million – when compared to the first quarter 2004, and as shown on the table below. This positive performance is evidence of an ongoing process at Braskem, which aims at the reduction of the Company’s cost of capital. The continuation of this process throughout the next quarters will be made feasible by a series of new financial transactions already under planning.

(R$ million)
	1Q05	4Q04	1Q04

Net Financial Result	(244)	(60)	(368)

Foreign Exchange Gain Variation (F/X)	(17)	225	(75)
Monetary Restatement (MR)	(48)	(98)	(60)

Financial Result less F/X and MR	(178)	(187)	(233)

3.8. Net Income

Braskem recorded net income of R$206 million in the first quarter of 2005, 1,960% higher than the R$ 10 million recorded in same period in 2004. This result reflects the upward trajectory of the Company’s operating performance, confirmed by EBITDA of R$688 million, combined with (i) an improvement in its net financial result caused by the reduction in its net debt and a decrease in the Company’s cost of capital and (ii) increased equity income.

3.9. – Free Cash Flow

As a result of its good operating performance and strong generation of cash from operations, Braskem’s free cash flow reached R$ 650 million in the first quarter of 2005, which amount is available to pay dividends and to amortize its debt and is substantially higher than the R$ 63 million in cash generated during the same period in 2004.

R$ million	1Q05	1Q04

Operating Cash Generation	770	484
Paid Interests	(30)	(149)
Investment Activities	(122)	(280)
Income Tax / Social Contribution	(15)	0
Received Dividends	47	8
Free Cash Flow	650	63

3.10. – Debt Management: Net Amortization of R$ 500 million in 1Q05

Braskem has been prioritizing the utilization of its strong free operational cash generation to reduce its indebtedness. The net amortization (amortized debt minus new contacted debt) registered in the first quarter 2005 reached a total of R$ 500 million. In 2005, Braskem’s focus will remain focused on lengthening its debt profile by increasing the average tenor of its debt, in addition to reduce its cost of capital and foreign exchange rate risks.

During the first quarter of 2005, Braskem continued to reduce its net debt and, principally, decreased the costs of its financial obligations. In addition, over this same period, the Company sought to maintain higher levels of cash and cash equivalents, in order to provide greater operational, financial and strategic flexibility.

Braskem’s net debt at the end of the first quarter of 2005 was R$ 3,448 million, which represented an 11% decrease when compared to the end of 2004 (R$ 3,868 million) and a 46% decrease when compared to the first quarter of 2004 (R$6,351 million). When expressed in U.S. dollars, Braskem’s net debt decreased by 11%, from US$ 1.5 billion to US$ 1.3 billion.

Braskem’s level of financial leverage, measured by the Net Debt/EBITDA ratio, decreased by 16% during the first quarter of 2005, from 1.52 on December 31, 2004, to 1.27 on March 31, 2005. In the first quarter of 2005, Braskem prepaid import and export finance transactions, which also contributed to reducing the Company’s leverage ratio.

The graph below shows Braskem’s amortization schedule at the end of the first quarter of 2005:

Note: Braskem has the right to call and prepay Trikem (a company which was merged into Braskem in January 2004) bonds in July 2005 and, depending on market conditions, will evaluate whether it will exercise this call option and prepay these bonds in full.

The debt profile by category and index is shown below:

4.Capital Expenditures

Braskem plans to invest R$ 650 million during 2005 in important programs to increase production capacity, to achieve productivity and efficiency gains, to upgrade technologically and to invest in the Health, Safety and Environmental areas. Out of this total, the amount invested during the first quarter of 2005 was R$ 75 million.

During the first three months of 2005, Braskem continued its program to increase its PVC production capacity, the initial phase of which includes a 50 thousand ton increase in production capacity in Alagoas, which is estimated to be completed by the second half of 2005. The implementation of this increased capacity has occurred on schedule during the first quarter of 2005. This production capacity increase is part of a program to increase total potential PVC production capacity by 150 thousand tons, geared towards meeting future increased demand for this product.

In addition, Braskem decided to implement one more debottlenecking in one of its polyethylene plants – the Polyethylene II Unit, located in Camaçari, which will provide additional 30 thousand ton/year and should be available by January 2006, with estimate investments of R$ 10 million. Such investment, combined to the already announced debottlenecking in the Polyethylene I Unit, is expected to yield an estimated increase in production capacity of 60 thousand ton/year.

5. Capital Markets and Investor Relations

The percentage of the BRKM5 (class “A” preferred) share of the Ibovespa and the IBrX-50 indices continued its upward trajectory, increasing by 34% (from 1.33% to 1.78%) of the Ibovespa index, and more than doubling (from 0.80% to 1.61%) of the IBrX-50 index, over the last eight months.

It is also worth pointing out that on March 15, 2005, Braskem joined the Dow Jones Brazil Titans 20 Index, composed of ADR’s of Brazilian companies. The criteria to form part of this index take into account the companies’ market capitalization and liquidity.

The graph below shows the performance of Braskem’s securities in each of the quarters of indicated:

Stock Performance - BRKM5	03/31/2004	06/30/2004	09/30/2004	12/31/2004	03/312005
Closing Price (R$ per thousand shares)	75.00	56.50	95.20	131.74	108.29
Return in the Quarter (%)	12.2	(24.7)	68.5	40.8	(17.8)
Accumulated Return (%)*	581.9	413.5	765.2	1,243.7	1,004.5
Bovespa Index Accumulated Return (%)*	96.5	87.7	106.2	130.6	134.3
Average Daily Trading Volume (R$ thousand)	10,446	8,378	16,016	21,618	30,078
Market Capitalization (R$ million)	5,743	4,326	8,570	11,925	9,802
Market Capitalization (US$ million)	1,974	1,392	2,998	4,493	3,676
ADR Performance - BAK	03/31/2004	06/30/2004	09/30/2004	12/31/2004	03/312005
Closing Price (R$ per ADR)	25.70	18.46	33.08	50.65	40.50
Return in the Quarter (%)	9.9	(28.2)	79.2	53.1	(20.0)
Accumulated Return (%)*	678.8	459.2	902.1	1,596.8	1,257.5
Average Daily Trading Volume (US$ thousand)	764	445	1,711	3,646	5,221
Other Information	03/31/2004	06/30/2004	09/30/2004	12/31/2004	03/312005
Total Number of Shares (million)	77,190	77,190	90,645	90,636	90,631

. Common Shares (ON) - BRKM3	25,730	25,730	30,215	30,215	30,215

. Preferred Shares Class "A" (PNA) - BRKM5	51,231	51,231	60,201	60,210	60,215

. Preferred Shares Class "B" (PNB)	229	229	229	211	201

(-) Shares in Treasury (PNA) - BRKM5	(622)	(622)	(622)	(117)	(117)

= Total Number of Shares (ex Treasury)	76,568	76,568	90,023	90,519	90,514

ADR (American Depositary Receipt )	1 ADR = 1,000 BRKM5 shares

* Accumulated return since the market closing on December 30, 2004.

Source: Economática / Braskem

6. Subsequent Events

6.1.  The Petroquisa Option:

On April 29, 2005, Odebrecht S/A and its subsidiaries ODBPAR Investimento S/A and Nordeste Química S.A. – NORQUISA entered into a Second Amendment to Memorandum of Understanding regarding the execution of a Shareholders’ Agreement in respect of Braskem, with Petrobras Química S.A. – Petroquisa (a subsidiary of Petróleo Brasileiro S.A.), amending and restating the First Amendment entered into on July 26, 2002, which Second Amendment establishes new terms and conditions, the principal terms of which are set forth below:

6.1.1. Petroquisa Option to Increase its Ownership of Share Capital of Braskem:

Odebrecht, Norquisa, ODBPAR and Petroquisa granted an option to Petroquisa for Petroquisa to purchase (the “Option”) common shares of Braskem that will result in Petroquisa owning up to 30% of the voting share capital of Braskem (the “Option Shares”).

6.1.2. Expiration of Option:

If Petroquisa elects to exercise the Option, it must do so prior to December 31, 2005 in a single exercise in respect of all of the Option Shares.

6.1.3. Payment for Option Shares:

If Petroquisa exercises the Option, Petroquisa must pay for the Option Shares through a contribution of (a) its ownership interest in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul and (b) its ownership interest in other petrochemical companies that Braskem considers to be strategic (collectively, (a) and (b), the “Assets”).

If the value of the Assets contributed as payment for the Option Shares is insufficient for Petroquisa to obtain the level of ownership in the voting share capital of Braskem that it desires (up to the 30% limit set forth above), Odebrecht, ODBPAR and Norquisa will agree to sell the remaining Option Shares to Petroquisa for the price per share at which Braskem issues Option Shares, determined as set forth in Item 6.1.4 below.

If the value of the Assets contributed as payment for the Option Shares exceeds the value of 30% of the voting share capital of Braskem, Petroquisa will be required to subscribe for class “A” preferred shares of Braskem with the excess value of the Assets.

In order to exercise the Option, Petroquisa must inform Odebrecht regarding which Assets it intends to use to subscribe for the Option Shares by September 29, 2005. Odebrecht has the right to terminate the Option if Petroquisa does not include, as part of the Assets designated to be contributed, Petroquisa’s ownership interests in petrochemical companies located in the Triunfo Petrochemical Complex in Rio Grande do Sul that Odebrecht considers essential to the grant of the Option.

6.1.4. Valuation Methodology of the Assets:

If Petroquisa elects to exercise the Option, Petroquisa must deliver written notice to Odebrecht, Norquisa and ODBPAR on or prior to October 14, 2005 informing them of its decision to commence the valuation process of the Assets in order to allow for the eventual exercise of the Option.

The Option Shares will be valued based on the economic value of Braskem, which will be calculated using the discounted cash flow method, without giving effect to any control premium, and the value of the Assets to be contributed to Braskem will also be calculated using the discounted cash flow method for each company involved, without giving effect to any control premium and using the same criteria and valuation date (as that used for Braskem).

6.1.5. Ownership of Other Petrochemical Companies:

The Second Amendment amends and restates all of the terms and conditions of the First Amendment, including the elimination of the restriction on Petroquisa from owning interests in other petrochemical companies or projects following its exercise of the Option. The terms of the Memorandum, however, remain in full force and effect.

6.16. Shareholders’ Agreement:

Simultaneously with the exercise of the Option, the parties have agreed to enter into a shareholders’ agreement in respect of their ownership interests in Braskem, which agreement will include in greater detail the terms and conditions of the Memorandum and the Second Amendment.

The Second Amendment went into effect on April 29, 2005 and will remain in effect through December 31, 2005.

6.2. Dividends and Interest Attributable to Shareholders’ Equity

Braskem’s Dividend Policy set forth in its Bylaws (Estatuto Social) requires the payment of 25% of its net income in the period in dividends, or the equivalent of 6% of its capital stock, whichever is higher.

In addition to the provisions of Braskem’s Bylaws and pursuant to the Memorandum of Understanding entered into by Odebrecht Química, Petroquímica da Bahia and the pension funds PREVI and PETROS, there is a requirement to pay at least 50% of net income for a fiscal year provided that sufficient reserves are maintained that are necessary for the efficient operation and development of the Company’s business.

In 2004, Braskem recorded net income of R$ 691 million. On April 12, 2005, the Company paid R$ 204 million to its shareholders as follows: (i) R$ 170 million in the form of interest attributable to shareholders’ equity, as authorized by the Company’s Board of Directors and recommended by the Company’s Board of Executive Officers; and (ii) R$ 34 million in dividends, as approved at the Annual Shareholders’ Meeting. R$ 136 million were paid to the holders of the Class “A” and “B” preferred shares and of ADRs (American Depositary Receipts), and R$ 68 million were paid to the holders of common shares.

6.3. BNDES Loan

Braskem obtained a loan from BNDES in an aggregate amount of R$385 million in order to finance part of its investment program. Braskem will use the proceeds from this loan for capital expenditures related to capacity increases and operating improvements. This loan has an average tenor of six years, with a grace period of between 18 and 24 months, depending on the type of loan. The loan will bear interest at the Long Term Interest Rate (TJLP) plus a "spread" of 4.0% per year.

7. List of Exhibits
Page
EXHIBIT I – Income Statement (consolidated)	18
EXHIBIT II – Balance Sheet (consolidated)	19
EXHIBIT III – Cash Flow (consolidated)	20
EXHIBIT IV – Net Revenue by Business Unit	21

* * *

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.7 million tons of petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.
Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

EXHIBIT I
Braskem S.A. (Consolidated)
Income Statement (1)
(R$ million)
Income Statement	1Q05 (A)	1Q04 (B)	Change (%) (A)/(B)
Gross revenue	3,997	2,758	45
Net revenue	3,075	2,141	44
Cost of goods sold	(2,319)	(1,585)	46
Gross profit	756	556	36
Selling expenses	(57)	(36)	58
General and Administrative expenses	(110)	(79)	39
Depreciation and amortization	(97)	(71)	38
Other operating income (expenses)	6	9	(29)
Investments in Associated Companies	41	13	214
.Equity Result	79	51	54
.Amortization of goodwill/negative goodwill	(38)	(38)	(1)
Operating profit before financial result	539	393	37
Net operating result	(244)	(368)	(34)
Operating profit (loss)	295	25	1062
Other non-operating revenue (expenses)	(13)	2	-
Profit (loss) before income tax and social contribution	282	27	963
Income tax / social contribution	(72)	(12)	484
Profit (loss) before minority interest	210	15	1,280
Minority Interest	(4)	(5)	(18)
Net profit (loss)	206	10	1,943

EBITDA	688	529	30
EBITDA Margin	22.4%	24.7%	-2.4 p.p.
-Depreciacion and Amortization	190	149	27
. Cost	92	78	18
. Expense	97	71	38

1- Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT II
Braskem S.A. (Consolidated)
Balance Sheet (1)
(R$ million)
ASSETS	03/31/2005 (A)	12/31/2004 (B)	Change (%) (A)/(B)
Current Assets	5,249	5,054	4
. Cash and Cash Equivalents	1,742	1,697	3
. Account Receivable	1,552	1,293	20
. Inventories	1,309	1,384	(5)
. Recoverable Taxes	485	466	4
. Dividends/Interest attribut.to Shareholders' Equity	14	54	(75)
. Next Fiscal Year Expenses	38	52	(27)
. Prepaid Expenses	5	14	(64)
. Others	104	94	11
Long-term Assets	826	858	(4)
. Related Parties	34	37	(9)
. Compulsory Deposits	188	187	0
. Deferred income taxes and social contributions	280	302	(7)
. Recoverable Taxes	181	177	2
. Marketable Securities	82	86	(5)
. Others	62	70	(12)
Fixed Assets	8,596	8,635	(0)
.Investments	1,314	1,244	6
.Plant, property and equipment	4,911	4,899	0
.Deferred	2,371	2,493	(5)
Total Assets	14,671	14,548	1

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2005 (A)	12/31/2004 (B)	Change (%) (A)/(B)
Current	3,977	4,329	(8)
. Suppliers	2,448	2,179	12
. Short-term loans	860	1,222	(30)
. Advances on export facilities	53	300	(82)
. Salaries and social charges	100	75	33
. Proposed dividends/interest attributable to shareholders	191	191	0
. Income Tax Payable	40	63	(37)
. Taxes payable	167	138	21
. Advances from Clients	7	23	(69)
. Others	113	137	(18)
Long-term Liabilities	6,016	5,780	4
. Related Parties	100	148	(33)
. Long-term loans	4,365	4,129	6
. Taxes payable	1,336	1,326	1
. Others	215	177	22
Deferred Income	82	84	(2)
Minority Interest	173	168	3
Shareholders' Equity	4,423	4,188	6
. Capital	3,403	3,403	0
. Capital Reserves	375	345	9
. Treasury Shares	(15)	(15)	0
. Profit reserve	455	455	0
. Retained Earnings (Losses)	206	0	-
Total Liabilities and Shareholders' Equity	14,671	14,548	1

1- Excludes the effects of proportional consolidation (CVM-247)

EXHIBIT III
Braskem S.A. (Consolidated) (1)
Cash Flow
(R$ million)

Cash Flow	1Q05 (A)	1Q04 (B)
Net Income for the Period	206	10
Expenses (Revenues) not affecting Cash	385	457
Depreciation and Amortization	190	149
Equity Result	(28)	(16)
Interest, Monetary and Exchange Restatement, Net	198	319
Minority Shareholders	4	5
Others	21	(0)
Adjusted Profit (Loss) before cash financial effects	591	467
Asset and Liabilities Variation, Current and Long Term	179	17
(Acréscimo) Decréscimo em Ativos	(138)	(90)

Marketable Securities	1	27
Accounts Payable	(249)	(29)
Recoverable Tax	(22)	35
Inventories	82	(106)
Advanced Expenses	14	34
Dividends Received	47	8
Other Account Receivables	(10)	(54)
Derivatives Fair Value	-	(4)
Liabilities Additions (Reductions)	317	107

Suppliers	269	439
Advances to Clients	17	(132)
Fiscal Incentives	31	3
Taxes and Contributions	27	56
Other Account Receivables	(27)	(258)
Cash resulting from operating activities	770	484
Investment Activities	(122)	(280)
Sale of Fixed Assets	-	-
Investment Allocation	(16)	(15)
Fixed Assets Allocation	(75)	(34)
Deferred Assets Allocations	(32)	(231)
Subsidiaries and Affiliated Companies, net	(53)	(1)
Atividades de Financiamento	(549)	817
Inflows	276	2,385
Amortization and Paid Interest	(805)	(1,568)
Dividend/Interest attributable to Shareholders	(20)	(0)

Cash and Cash Equivalents Increase (Reduction)	45	1,020
Cash and Cash Equivalents at the beginning period	1,697	539
Cash and Cash Equivalents at the end of period	1,742	1,559

1- Excludes the effects of proportional consolidation (CVM-247)

ANEXO IV
Braskem S.A. (Consolidated)
Net Revenue per Business Unit
(R$ million)

Business Units (R$ million)	1Q05 (A)	1Q04 (B)	Change% (A)/(B)

Domestic Market	2,379	1,758	35
Basic Petrochemicals	995	688	45
Polyolefins	809	575	41
Vynils	430	383	12
Business Development	146	113	29

External Market	696	383	82
Basic Petrochemicals	314	204	54
Polyolefins	294	139	112
Vynils	64	29	121
Business Development	24	11	115

Total Net Revenue	3,075	2,141	44

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer